UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STIFEL FINANCIAL CORP.

(Name of Issuer)

Common Stock, Par Value $.15 Per Share

(Title of Class of Securities)

860630102

(CUSIP Number)

Jonathan D. Niemeyer, Esq.
Vice President and Associate General Counsel
The Western and Southern Life Insurance Company
400 Broadway
Cincinnati, OH  45202
(513) 629-1474

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860630102

1.	Names of Reporting Persons THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY (Western-Southern) IRS Employer Identification No. 31-0487145

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Western and Southern Life Insurance Company is an Ohio stock life insurance company.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,359,882. See Item 4.

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 1,359,882. See Item 4.

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,882

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.98%

12.	Type of Reporting Person (See Instructions) IC

Item 1.    Security and Issuer

                This Amendment No. 1 to Schedule 13G relates to the Common Stock (“Stifel Common Stock”) of Stifel Financial Corp., an Ohio corporation, (the “Issuer”).  The address of the principal executive offices of the Issuer is 500 North Broadway, St. Louis, Missouri  63102.

Item 2.           Identity

                This statement is being filed by The Western and Southern Life Insurance Company (“Western-Southern”), an Ohio stock life insurance company, the principal business and offices of which are located at 400 Broadway, Cincinnati, Ohio  45202.  Western-Southern operates as a life insurance company and is licensed as such in 43 states and the District of Columbia.  Funds to make new investments are obtained from revenues.  The title of this class of securities is Common Stock and the Cusip Number is 860630102.

Item 3.           If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,359,882.

(b)	Percent of class: 8.98%.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,359,882.

	(ii)	Shared power to vote or to direct the vote — none.

	(iii)	Sole power to dispose or to direct the disposition of 1,359,882.

	(iv)	Shared power to dispose or to direct the disposition of — none.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Western-Southern has sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of an aggregate of 1,359,882 shares of Stifel Common Stock, (which amount also includes 133 shares held on behalf of third parties by Fort Washington Investment Advisors, Inc., an affiliated investment adviser that provides services to Western-Southern and certain other affiliated companies, as well as third party institutional and individual clients).  The percentage held by Western-Southern declined by over 5% since its original filing on January 21, 1998, because the Issuer issued additional securities since such time which has over time diluted Western-Southern’s ownership.

Item 5.           Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.           Identification and Classification of Members of the Group

Not applicable.

Item 9.           Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY

By:	/s/ Nicholas P. Sargen
Nicholas P. Sargen, Senior Vice President
and Chief Investment Officer